UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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Intraware, Inc.
(Name of Registrant as Specified In Its Charter)

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Intraware, Inc.
25 Orinda Way
Orinda, California 94563
(925) 253-4500

July 2, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Intraware, Inc. The annual meeting will be held at 10:00 a.m. on August 6, 2008 at the Garden Room of the Orinda Community Center, 26 Orinda Way, Orinda, California 94563.

At this year's annual meeting you will be asked to elect two people to our Board of Directors and to ratify our Audit Committee's selection of BDO Seidman LLP as our independent registered public accounting firm. Your vote on these matters is important and we appreciate your continued support.

The formal notice of the annual meeting and the Proxy Statement are included in this invitation. We have also enclosed a copy of our Annual Report on Form 10-K for our 2008 fiscal year.

Please use this opportunity to take part in Intraware's affairs by voting on the items to come before this meeting. **Whether or not you plan to attend the meeting please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid envelope**.

We look forward to seeing you at the meeting.

Sincerely,

Peter H. Jackson
Chairman, Chief Executive Officer and President

INTRAWARE, INC.
2008 NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

INTRAWARE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Wednesday, August 6, 2008 at 10:00 a.m.

DATE AND TIME:	Wednesday, August 6, 2008 at 10:00 a.m.
PLACE:	The Garden Room of the Orinda Community Center, 26 Orinda Way, Orinda, California 94563.
ITEMS OF BUSINESS:	1. Elect two Class I directors for a term of three years or until their successors are duly elected and qualified. Intraware's Board of Directors has nominated Peter F. Pervere and Bradley M. Shuster for election as the Class I directors.
	2. Ratify the appointment of BDO Seidman LLP as our independent registered public accounting firm.
RECOMMENDED ACTION:	The Board of Directors recommends a vote "FOR" each of the proposals.
WHO MAY VOTE:	Stockholders who owned our stock at the close of business on June 19, 2008 may attend and vote at the meeting.

By Order of the Board of Directors,

Wendy A. Nieto

Wendy A. Nieto
Executive Vice President and Chief Financial Officer

Orinda, California
July 2, 2008

It is important that you promptly vote your proxy by signing, dating and returning the enclosed proxy card. You may still attend the annual meeting and change your vote, even if you vote by proxy. However, we recommend you vote your proxy so that your vote will be counted if you later decide not to attend the annual meeting.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors (the "Board") of Intraware, Inc. (the "Company") is soliciting proxies for the 2008 Annual Meeting of Stockholders (the "Annual Meeting"). The meeting will be held on August 6, 2008 at 10:00 a.m. at the Garden Room of the Orinda Community Center, 26 Orinda Way, Orinda, California 94563. Our headquarters are located at 25 Orinda Way, Orinda, California 94563. Our telephone number is (925) 253-4500.

Solicitation and voting materials, which include this Proxy Statement, the proxy card and our Annual Report on Form 10-K for our fiscal year ended February 29, 2008, were mailed to stockholders on or about July 2, 2008.

Questions and Answers about the Proxy Materials and the Annual Meeting

Q: Why am I receiving this Proxy Statement?

A: This Proxy Statement describes proposals on which you, as a stockholder, are entitled to vote. It also gives you information on these proposals so that you can make an informed decision.

Q: Who can vote at the Annual Stockholders Meeting?

A: Stockholders who owned common stock, Series A preferred stock, or Series B preferred stock directly, or "of record," as of the close of business on June 19, 2008, the record date, may attend and vote at the Annual Meeting. Stockholders who hold their shares indirectly through a brokerage account as of the record date may also attend the Annual Meeting, but will be subject to the additional requirements described in paragraph (3) under the question below titled, "*How do I vote?*" Each share of common stock is entitled to one vote. Each share of Series A preferred stock is entitled to one vote. Each share of Series B preferred stock is entitled to one thousand votes. As of June 19, 2008, there were issued 6,287,905 shares of common stock, 13,812 shares of Series A Preferred Stock, and 1,000 shares of Series B preferred stock.

Q: What is the proxy card?

A: The proxy card enables you to appoint each of Peter H. Jackson and Wendy A. Nieto as your representatives at the Annual Meeting. By completing and returning the proxy card, you are authorizing each of Mr. Jackson and Ms. Nieto to vote your shares at the meeting, as you have instructed them on the proxy card. This way, your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, it is a good idea to complete and return your proxy card before the meeting date just in case your plans change.

If a proposal comes up for vote at the meeting that is not on the proxy card, Mr. Jackson or Ms. Nieto will vote your shares represented by your proxy according to their judgment.

Q: What am I voting on?

A: You are being asked to vote on:

- the election of two directors; and

- the ratification our Audit Committee's selection of BDO Seidman LLP as our independent registered public accounting firm.

We also will transact any other business that properly comes before the meeting.

Q: How do I vote?

A**: (1) You may vote by mail.**

You do this by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted:

- as you instruct; and

- according to the judgment of Mr. Jackson and Ms. Nieto if any other matter comes up for vote at the meeting that is not on the proxy card.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

- FOR the two named nominees for directors;

- FOR the ratification of our Audit Committee's selection of BDO Seidman LLP as our independent registered public accounting firm; and

- according to the judgment of Mr. Jackson and Ms. Nieto if any other matter comes up for a vote at the meeting that is not on the proxy card.

(2) For shares registered in the name of a brokerage firm or bank (shares in street name), you may be able to vote by telephone or Internet.

If you hold your shares in "street name," a number of brokerage firms and banks that may hold your shares are participating in a program provided through Broadridge Financial Solutions, Inc. that offers telephone and Internet voting options. Holding shares in "street name" means you hold them through a brokerage firm, bank or other nominee, and therefore the shares are not held in your individual name.

If your shares are held in an account at a brokerage firm or bank participating in the Broadridge Financial Solutions, Inc. program, you may vote those shares by calling the telephone number which appears on your voting form or through the Internet in accordance with instructions set forth on the voting form.

(3) You may vote in person at the meeting.

We will pass out written ballots to anyone who wants to vote at the meeting. However, if you hold your shares in "street name," you must bring to the meeting a "legal proxy" from the broker, bank or other nominee holding your shares that confirms your beneficial ownership of the shares and gives you the right to vote your shares.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

Q: What does it mean if I receive more than one proxy card?

A: You may have multiple accounts listed with the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q: What if I change my mind after I return my proxy?

A: You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- sending a written notice to the Secretary of the Company at 25 Orinda Way, Orinda, California 94563 stating that you would like to revoke your proxy of a particular date;

- signing another proxy with a later date and returning it before the polls close at the meeting; or

- attending the Annual Meeting and voting in person.

Please note, however, that if your shares are held in street name by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on your voting form. If your shares are held in street name and you wish to attend the meeting and vote at the meeting, you must bring to the meeting a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Q: Will my shares be voted if I do not sign and return my proxy card?

A: (1) If your shares are held in street name, your brokerage firm, under certain circumstances, may vote your shares. The circumstances under which a broker may vote shares which are held in street name are described more fully under the question below titled, *"What is a 'broker nonvote' and what impact do broker nonvotes have on the votes taken at the stockholder meeting?"*

(2) If your shares are in your name and you do not sign and return your proxy card, your shares will not be voted unless you vote in person at the meeting.

Q: How can I vote on each proposal?

A: You may vote:

- either "for" each director nominee or "withhold" your vote from any one or more of the nominees; and

- "for," "against," or "abstain" for all other proposals.

Q: How many stockholders are needed either in person or by proxy to hold the Annual Meeting?

A: To hold the Annual Meeting and conduct business, a majority of the Company's outstanding shares entitled to vote as of the close of business on June 19, 2008 must be present at the Annual Meeting. This is called a quorum.

Shares are counted as present at the Annual Meeting if the stockholder either:

- is present and votes in person at the Annual Meeting; or

- has properly submitted a proxy card (including voting by telephone or using the Internet).

Shares voted "for all" or "for all except" in connection with the election of directors and shares voted "for," "against," or "abstain" for all other proposals are counted as present in person or by proxy. The impact of broker nonvotes in establishing a quorum is described in the answer to the question below titled *"What is a 'broker nonvote' and what impact do broker nonvotes have on votes taken at the stockholder Annual Meeting?"*

Q: What effect does an abstention have on the votes taken at the Annual Meeting?

A: Other than in the case of the election of directors, in which case an abstention has no effect on the outcome, abstentions generally have the same effect as a vote against a proposal.

Q: What is a "broker nonvote" and what impact do broker nonvotes have on the votes taken at the stockholder Annual Meeting?

A: Under applicable rules, a bank, broker, or other nominee may exercise discretionary authority to vote shares for the election of directors and certain routine matters if specific instructions are not received from the holder of the shares. However, on any non-routine matters, brokers may not exercise discretionary authority.

A "broker nonvote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner as to how to vote such shares. The broker nonvotes generally would count to establish a quorum for the Annual Meeting, but would not be counted for or against the two proposals on the ballot this year.

Q: Does the Company's common stock and voting preferred stock vote separately on any matter?

A. Our common stock and voting preferred stock vote together as a single class (on an as converted to common stock basis) on all matters expected to be submitted to a vote of the stockholders at the Annual Meeting.

Q: How many votes must the nominees have to be elected as directors?

A: The two nominees receiving the highest number of "yes" votes from the shares of the common stock and voting preferred stock (voting on an as converted to common stock basis) will be elected as directors. This number is called a plurality. Since the directors are elected by a plurality, abstentions and broker nonvotes will have no effect on the outcome of the election of directors.

Q: What happens if the nominees are unable to stand for re-election?

A: The Board may, by resolution, reduce the number of directors or designate substitute nominees. In the event of a substitution, if you have completed and returned your proxy, either of Mr. Jackson or Ms. Nieto can vote your shares for substitute nominees. They cannot vote for more than two nominees.

Q: How many votes are required to approve the ratification of the Audit Committee's selection of BDO Seidman LLP as the Company' s independent registered public accounting firm?

A: A majority of the shares of common stock and voting preferred stock present in person or by proxy at the Annual Meeting and entitled to vote, voting together as a single class.

Q: Is my vote kept confidential?

A: Proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

Q: Where do I find the voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting. We will publish the final results in our quarterly report on Form 10-Q for our quarter ending August 31, 2008. We will file that report with the Securities and Exchange Commission ("SEC"), and you can get a copy by calling the SEC at (800) SEC-0330 for the location of the nearest public reference room, or through the Internet at www.sec.gov or www.intraware.com.

Q: Who can help answer my questions?

A: You can call Jason Golz of FD Ashton Partners at (415) 293-4411, or email him at ir@intraware.com, regarding the proposals described in this Proxy Statement or how to vote.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Nominees for re-election this year as Class I directors for a three-year term ending in 2011 are:

Peter F. Pervere
Bradley M. Shuster

Each nominee is presently a director of the Company and has consented to serve a new three-year term. Information about each director nominee is provided below in the section titled "**Board of Directors**."

Vote Required

The two nominees receiving the highest number of "yes" votes from the shares of the common stock and preferred stock (voting on an as converted to common stock basis) will be elected as directors. Since directors are elected by a plurality, abstentions and broker non-votes will have no effect on the outcome of the election of directors.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed BDO Seidman LLP, an independent registered public accounting firm, to audit the consolidated financial statements for our fiscal year ending February 28, 2009. The Board has approved, and asks that the stockholders ratify, this appointment. If the stockholders do not ratify the appointment, the Audit Committee will reconsider its selection of an independent registered public accounting firm.

The Company expects representatives of BDO Seidman to be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Vote Required

A majority of the shares of common stock and voting preferred stock outstanding as of the record date and entitled to vote, voting together as a single class (on an as converted to common stock basis), will be required for approval of this proposal.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF BDO SEIDMAN LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING FEBRUARY 28, 2009.

OTHER BUSINESS

The Board knows of no other business for consideration at the Annual Meeting. If other matters are properly presented at the Annual Meeting, or for any adjournment or postponement of the Annual Meeting, either of Mr. Jackson or Ms. Nieto will vote any proxies held by them in accordance with their judgment on such matters.

BOARD OF DIRECTORS

The Company's Board is currently composed of six members. Five of the directors are deemed to be independent directors under applicable Nasdaq rules: Brendan A. McLoughlin, Raymond L. Ocampo Jr., Peter F. Pervere, Bradley M. Shuster and Alexander H. Danzberger, Jr. Two directors, Messrs. Pervere and Shuster are nominees for re-election this year. The remaining four directors will continue to serve the terms described below.

The directors serve staggered terms. This is accomplished as follows:

- the Board is divided into three classes;

- the classes are as nearly equal in number as possible;

- the term of each class begins on a staggered schedule; and

- each director serves a three-year term.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the two named nominees, both of whom are currently directors of the Company. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. In the event additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible. The term of office of each person elected as a director will continue until the 2011 annual meeting of stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. We do not expect any nominee will be unable or unwilling to serve as a director.

Information on the Nominees and Other Directors

Below is information on the nominees for Class I directors and on the directors whose terms continue after this year's Annual Meeting. This information is current as of June 19, 2008.

Class I Director Nominees for Terms Expiring in 2011

Name	Age	Position
Peter F. Pervere	61	Lead Independent Director
Bradley M. Shuster	53	Director

Peter F. Pervere has served as a member of our Board since March 2003 and as Lead Independent Director since June 2006. He also is the Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Pervere is also a member of the board of directors of American Century Funds. From April 1997 until February 2000, Mr. Pervere served as Vice President and Chief Financial Officer and from February 2000 to May 2002 he served as Senior Vice President and Chief Financial Officer of Commerce One, Inc., an e-commerce procurement and supplier-management solutions company. From 1987 to April 1997, Mr. Pervere was at Sybase, Inc., a database software company, serving as Vice President and Corporate Controller from 1991 to 1997. Prior to joining Sybase, Mr. Pervere served for five years on the auditing staff, including three years as an audit manager, at the accounting firm of Ernst & Young LLP. Mr. Pervere holds a B.A. degree in History from Stanford University.

Bradley M. Shuster has served as a member of our Board since May 2004. He is a member of the Audit Committee. Mr. Shuster has served as President, International and Strategic Investments of The PMI Group and President and Chief Executive Officer of PMI Capital Corporation since January 1, 2003, and has been a member of the board of directors of Ram Reinsurance, Inc. since February 2008. From February 1999 to December 2002, he served as Executive Vice President Corporate Development of The PMI Group and PMI Mortgage Insurance Co. From 1995 to February 1999, he served as Senior Vice President, Treasurer and Chief Investment Officer of the PMI Group and PMI Mortgage Insurance Co. Prior to joining PMI, he was an audit partner with the accounting firm of Deloitte & Touche LLP, where he was employed from January 1978 to July 1995. Mr. Shuster holds a B.S. degree from the University of California, Berkeley and an M.B.A. from the University of California, Los Angeles.

Incumbent Class II Directors Whose Terms Expire in 2009

Name	Age	Position
Brendan A. McLoughlin	69	Director
Raymond L. Ocampo Jr.	55	Director

Brendan A. McLoughlin has served as a member of our Board since July 2002. He is a member of the Audit Committee, the Nominating and Corporate Governance Committee and the Special Litigation Committee, and is the Chairman of the Compensation Committee. From September 1998 to April 2001, Mr. McLoughlin served as Senior Vice President of Sales at Navigation Technologies Corporation, a database software company. From August 1997 to June 1998 he served as Senior Vice President of Sales for Fujitsu Personal Computer Company, and from September 1996 to July 1997 he served as Senior Vice President of World-Wide Sales at Vision Tek Corporation, a 3D graphic accelerator company. From May 1993 to August 1996, he served as Senior Vice President of worldwide Sales at Dataflex Corporation, a value-added reseller of computer hardware and services. From 1983 to 1993, Mr. McLoughlin held various management positions at Compaq Computer Corporation, including Vice President of North American Corporate Sales. From 1968 to 1983, he held various positions at IBM Corporation. Mr. McLoughlin holds a B.A. in Business Administration from Belmont Abbey College and has completed executive management courses at Harvard University Business School and the University of Pennsylvania Wharton School of Business.

Raymond L. Ocampo Jr. has served as a member of our Board since November 2003. He is a member of the Compensation Committee, and is the Chairman of the Nominating and Corporate Governance Committee and of the Special Litigation Committee. Since April 2004 Mr. Ocampo has been President and Chief Executive Officer of Samurai Surfer LLC, a consulting and investment company. Mr. Ocampo was Senior Vice President, General Counsel and Secretary at Oracle Corporation from September 1990 until his retirement in November 1996. He held other senior positions in Oracle's Legal Department between July 1986 and September 1990. Mr. Ocampo is a member of the board of directors of CytoGenix, Inc., Keynote Systems, Inc., and The PMI Group, Inc. He holds a B.A. from the University of California, Los Angeles and a J.D. from Boalt Hall School of Law at the University of California, Berkeley.

Incumbent Class III Directors Whose Terms Expire in 2010

Name	Age	Position
Peter H. Jackson	50	Chairman, President and Chief Executive Officer
Alexander H. Danzberger, Jr.	49	Director

Peter H. Jackson co-founded the Company in August 1996 as President, Chief Executive Officer and a member of the Board. While continuing as a member of the Board, he assumed the title of Chief Executive Officer in December 2000, President and Chief Executive Officer in September 2002, and Chairman, Chief Executive Officer and President in November 2003. Prior to joining the Company, he served as founder and President of Granite Computer Products, Inc., a corporate computer hardware reseller and services provider; President and Chief Operating Officer of Dataflex Corporation, a value-added reseller of computer hardware and services; and Vice President of Vanstar Corporation, a computer hardware and services company. Mr. Jackson holds an A.B. in History from the University of California, Berkeley.

Alexander H. Danzberger, Jr. has served as a member of our Board since June 2007. Mr. Danzberger was appointed as a member of the Board pursuant to the November 9, 2005, Series B Convertible Preferred Stock Purchase Agreement with Digital River, Inc. ("Digital River"). Mr. Danzberger currently serves as Vice President - Corporate Development for Digital River and is responsible for leading Digital River's acquisition efforts. Prior to this role, he held the position of Vice President – Software Distribution & Commerce Services and had responsibility primarily for Digital River's customer service operations. Prior to joining Digital River, Mr. Danzberger held various leadership roles at Honeywell International, Inc., which included being the General Manager for Honeywell's Asia Pacific Shared Services organization, Director for Honeywell's China Area operations and Assistant Treasurer. He began his career at Chase Manhattan Bank and held positions with the Global Investment Bank in both New York and Chicago.

Board of Directors and Corporate Governance

Corporate governance is typically defined as the system that allocates duties and authority among a company's stockholders, board of directors and management. The Company's stockholders elect the Board, ratify the appointment of the Company's independent registered public accounting firm, and vote on extraordinary matters; the Board is the Company's governing body, responsible for hiring, overseeing and evaluating management, particularly the Chief Executive Officer; and management runs the Company's day-to-day operations.

Independent Directors

Each of the directors of the Company, other than Mr. Jackson, qualifies as "independent" under the listing requirements of The Nasdaq Stock Market. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. Further, as required by the Nasdaq rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In addition, the Board appointed Mr. Pervere as its Lead Independent Director in June 2006.

Each member of the Company's Audit Committee qualifies as "independent" under special standards established by the SEC for members of audit committees, and the Audit Committee includes at least one member who is determined by the Board to meet the qualifications of an "audit committee financial expert" in accordance with SEC rules. Peter F. Pervere is the independent director who the Board has determined to be qualified as an "Audit Committee financial expert." This designation is based on Mr. Pervere's experience in and understanding of accounting and auditing matters, in accordance with SEC rules. It does not impose any greater duties, obligations or liability on Mr. Pervere than are generally imposed on him as a member of the Audit Committee and of the Board, and his designation as an "audit committee financial expert" for purposes of the SEC rules does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Board Responsibilities and Structure

The primary responsibilities of the Board are oversight, counseling and direction to Company management in the long-term interests of the Company and its stockholders. The Board's detailed responsibilities include: (a) selecting the Chief Executive Officer and other senior executives, and, through the Compensation Committee, regularly evaluating their performance and approving their compensation; (b) reviewing and, where appropriate, approving the Company's major financial objectives, strategic and operating plans, and actions; (c) overseeing the conduct of the Company's business to evaluate whether the business is being properly managed; and (d) through the Audit Committee and Nominating and Corporate Governance Committee, overseeing the processes for maintaining the integrity of the Company's financial statements and other public disclosures, and compliance with laws and ethics. The Company's Chief Executive Officer, working with the other executive officers, has the authority and responsibility for managing the business in a manner consistent with corporate standards and practices, and in accordance with any specific plans, instructions or directions of the Board. The Chief Executive Officer and management are responsible for seeking the advice and, in appropriate situations, the approval of the Board regarding extraordinary actions to be undertaken by the Company.

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. Board agendas include regularly scheduled sessions for the independent directors to meet without management present. The Board has delegated various responsibilities and authority to different Board committees, as generally described below. Directors have access to all the Company employees outside of Board meetings.

Board Committees and Charters

The Board currently has, and appoints the members of, standing Audit, Compensation, and Nominating and Corporate Governance committees. The Board also currently has a temporary Special Litigation Committee, whose members are appointed by the Board. Each member of the Audit, Compensation, Nominating and Corporate Governance, and Special Litigation committees is an independent director in accordance with the Nasdaq standards described above. Each of the standing Board committees has a written charter approved by the Board. Copies of the committee charters are posted on our web site at *http://www.intraware.com/investors/board_committees.php.*

The table below describes the Board's committees, the current membership of those committees and the number of meetings held by each committee in our 2008 fiscal year. The committees, including the Nominating and Corporate Governance Committee, also acted by action by unanimous written consent outside of the listed meetings. The Board may establish other committees as it deems appropriate.

Name of Committee and Members	No. of Meetings Held in 2008 Fiscal Year	Functions of the Committee
Audit Peter F. Pervere, Chairman Brendan A. McLoughlin Bradley M. Shuster	5	The Audit Committee's primary functions are to provide oversight and monitoring of our management and the independent registered public accounting firm, and their activities with respect to our financial reporting process.
Compensation Brendan A. McLoughlin, Chairman Raymond L. Ocampo Jr. Peter F. Pervere	4	The Compensation Committee determines the compensation of our executive officers, administers our employee stock option plans, and reviews and approves compensation philosophy and programs for annual and long-term executive compensation.
Nominating and Corporate Governance Raymond L. Ocampo Jr., Chairman Brendan A. McLoughlin	0	The Nominating and Corporate Governance Committee evaluates, proposes and approves nominees for election or appointment to the Board and evaluates the composition, organization and governance of the Board and its committees.
Special Litigation Raymond L. Ocampo Jr., Chairman Brendan A. McLoughlin	0	The Special Litigation Committee is a temporary committee of the Board consisting solely of independent directors who are not defendants in the securities class action litigation pending against the Company. The purpose of the committee is to decide whether and on what terms we should enter into agreements to settle that litigation.

Attendance at Meetings

All directors are expected to attend each meeting of the Board and the committees on which they serve, and are strongly encouraged to attend the annual meetings of stockholders. Three of the Company directors attended last year's annual meeting of stockholders. Non-employee directors receive per-meeting fees for Board and committee meetings only if they attend the meetings in person or via teleconference (see "*Director Compensation*" below). The Board held five meetings during our last fiscal year, which ended February 29, 2008. Each director attended at least 75% percent of the aggregate of (a) all Board meetings held during the period that person was a director and (b) all meetings of Board committees on which that person served which were held during the period he served. The Board does not have a formal policy that seeks to limit the number of outside directorships held by a director, but the Board's guideline of attendance at all meetings reflects the Board's expectation that each director will meet his or her commitments to the position.

Director Compensation

The following table provides compensation information for our fiscal year ended February 29, 2008 for each non-employee member of our Board:

Director Compensation Table

Name	Fees earned or paid in cash	Stock awards[1]	Option awards	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation earnings	All other compensation	Total
Peter F. Pervere	$24,500	$25,014[2]	—	—	—	—	$49,514
Alex Danzberger	—	—	—	—	—	—	—
Brendan A. McLoughlin	$24,000	$13,926[3]	—	—	—	—	$37,926
Raymond L. Ocampo Jr.	$17,000	$19,478[4]	—	—	—	—	$36,478
Bradley M. Shuster	$14,500	$19,354[5]	—	—	—	—	$33,854

[1] Amounts disclosed under "Stock Awards" represent the dollar amount recognized for financial statement reporting purposes by the Company for our fiscal year ended February 29, 2008 pursuant to Statement of Financial Accounting Standards (SFAS) 123(R), *Share Based Payment* ("FAS 123R"). See Note 7 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for a discussion of the relevant assumptions used in calculating the dollar amount pursuant to FAS 123R.

[2] Mr. Pervere was granted 7,500 restricted stock units on March 12, 2007 and 7,500 restricted stock units on November 13, 2007. As of February 29, 2008, Mr. Pervere had an aggregate of 3,750 options outstanding, of which 3,500 are exercisable and 15,000 restricted stock units, of which none have been released.

[3] Mr. McLoughlin was granted 4,000 restricted stock units on March 12, 2007 and 4,000 restricted stock units on November 13, 2007. As of February 29, 2008, Mr. McLoughlin had an aggregate of 4,500 options outstanding, of which 4,250 are exercisable and 8,000 restricted stock units, of which none have been released.

[4] Mr. Ocampo was granted 4,000 restricted stock units on March 12, 2007 and 4,000 restricted stock units on November 13, 2007. As of February 29, 2008, Mr. Ocampo had an aggregate of 3,750 options outstanding, of which 3,500 are exercisable and 8,000 restricted stock units, of which none have been released.

[5] Mr. Shuster was granted 4,000 restricted stock units on March 12, 2007 and 4,000 restricted stock units on November 13, 2007. As of February 29, 2008, Mr. Shuster had an aggregate of 3,000 options outstanding, of which 2,687 are exercisable and 8,000 restricted stock units, of which none have been released.

All of the Company's non-employee directors receive both cash and equity compensation for their service on the Board and its various committees, with the exception of Mr. Danzberger, who was nominated by Digital River in accordance with our Series B Preferred Stock Purchase Agreement with Digital River dated November 9, 2005 ("Series B Purchase Agreement"). In connection with the Series B Purchase Agreement, Digital River became entitled to have the Company's Board appoint or nominate, as applicable, a representative to a seat on the Company's Board. Digital River will continue to have these rights so long as it owns ten percent or more of the Company's outstanding common stock (on an as-converted to common stock basis). However, Board members who are nominated by Digital River under the Series B Purchase Agreement receive no compensation for their Board service. Accordingly, all references to the cash or equity compensation of our non-employee directors below *exclude* Board members who are appointed or nominated under the Series B Purchase Agreement.

Our other non-employee directors receive the following cash compensation:

- For Board membership:

  - The Chairman receives an annual retainer of $7,500 if he or she is a non-employee director.

  - The Lead Independent Director receives an annual retainer of $7,500.

  - Each other non-employee director receives an annual retainer of $5,000.

  - Each non-employee director receives a $500 fee per Board meeting attended.

- For Audit Committee membership:

- The Chairman receives an annual retainer of $6,000.

- Each other committee member receives an annual retainer of $4,000.

- Each committee member receives a $500 fee per committee meeting attended.

- For membership on each other standing Board committee (excluding special or temporary committees):

  - The Chairman receives an annual retainer of $4,500.

  - Each other committee member receives an annual retainer of $3,000.

  - Each committee member receives a $500 fee per committee meeting attended.

In addition, we reimburse non-employee directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

Non-employee directors also receive automatic, nondiscretionary grants of restricted stock units at the time they become directors and annually thereafter. A non-employee director receives an initial grant of 4,000 restricted stock units on the date such director is either first appointed or elected to the Board, and receives a grant of 4,000 restricted stock units each year thereafter on the date of the annual meeting of stockholders if the director has served on the Board for six months before the annual meeting. Each restricted Stock Unit grant shall vest over two years, with 50% of the restricted stock units vesting on the one year anniversary of the date of grant, and the balance vesting in quarterly installments over the remaining 12 months.

Messrs. McLoughlin, Ocampo, and Shuster each received a grant of 4,000 restricted stock units and Mr. Pervere received 7,500 restricted stock units, on the date of the annual meeting of stockholders in August 2007. We did not grant a stock award to our remaining non-employee director, Mr. Danzberger, because he serves on the Board without compensation under the Series B Purchase Agreement. The grants were made from our 2006 Equity Incentive Plan, which was approved by our stockholders at our 2006 annual meeting.

The Company's employee director receives no compensation for their service as directors, and we have no plans to change that practice. Compensation received by Mr. Jackson for his services as Chairman, Chief Executive Officer and President is described below under the heading "**Other Executive Compensation Matters**."

Director Nomination Process

The Company's process for nominating directors is governed by the charter for the Nominating and Corporate Governance Committee. That charter is posted on our corporate website at: *http://www.intraware.com/library/corporate_governance/nominating_corp_gov_comm_charter_7-9-03.pdf*.

All of the members of our Nominating and Corporate Governance Committee are independent in accordance with Nasdaq Stock Market rules.

The charter for the Nominating and Corporate Governance Committee provides that, as part of the committee's consideration of qualified candidates for nomination as directors, it shall evaluate stockholder nominees where applicable. In accordance with the charter, the committee will nominate only those candidates, including candidates recommended by stockholders, who:

- have the highest personal and professional integrity,

- have strong business experience,

- have demonstrated exceptional ability and judgment, and

- can be most effective, in conjunction with the members of and other nominees to the Board, in collectively serving the long-term interests of our stockholders.

The committee will also consider the then-current makeup of the Board and its committees and whether the background and expertise of the candidate complement, or address any gaps perceived by the committee in, those of the other directors and nominees.

The committee identifies potential Board candidates using a variety of channels, including current and former business associates, the Company's stockholders, executives and directors in related industries, and relevant publications. The committee will typically evaluate candidates by reviewing their resumes and biographical materials, analyzing the companies or organizations where the candidates have worked and the performance of those companies or organizations during the candidates' tenure, interviewing the candidates, and consulting with people who know and have worked with the candidates. The manner in which the committee evaluates candidates is the same for candidates recommended by stockholders as for other candidates.

Stockholders may submit recommendations to the committee for Board nominees by sending those recommendations to:

Nominating and Corporate Governance Committee
c/o Corporate Secretary
Intraware, Inc.
25 Orinda Way
Orinda, CA 94563

The Company's Corporate Secretary will promptly forward any such submissions to the committee members for consideration. Submissions should include the candidate's name, a resume or other summary of the candidate's relevant experience and credentials, and contact information for the candidate and the stockholder submitting the recommendation. If the stockholder wishes that the committee consider naming a candidate as a nominee for the Board in the proxy statement for our 2009 annual meeting of stockholders, the stockholder should submit the recommendation by the deadline described under "**Other Matters: Deadline for Submission of Proposals for 2009 Annual Meeting**" below.

Stockholder Communication with Board Members

Stockholders may send communications to our directors by addressing the communications to:

[Name of director]
c/o Corporate Secretary
Intraware, Inc.
25 Orinda Way
Orinda, CA 94563

Stockholders may also send communications to directors electronically by using the web form on our Investor Relations website at *http://www.intraware.com/investors/shareholder_contacts.php*, and specifying in the communication the name of the director to whom it is to be forwarded. All such stockholder communications received by the Company, that are sent or transmitted in the sender's capacity as a stockholder, will be promptly forwarded directly to the directors to whom they are addressed.

Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines. The Nominating and Corporate Governance Committee is responsible for overseeing the Corporate Governance Guidelines and reporting and making recommendations to the Board concerning corporate governance matters. The Corporate Governance Guidelines are posted on the company's web site at *http://www.intraware.com/library/corporate_governance/corporate_governance_guidelines_9-8-05.pdf*.

Key provisions of the Corporate Governance Guidelines include the following:

- The Board believes that there should be a substantial majority of independent directors on the Board. The Board also believes that it is useful and appropriate to have members of management as directors.

- Independent directors will meet on a regular basis apart from other directors and management representatives.

- Board compensation should be a mix of cash and equity-based compensation. Management directors will not be paid for Board membership in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other fees from the Company in addition to their Board compensation. To the extent practicable, independent directors who are affiliated with our service providers will undertake to ensure that their compensation from those providers does not include amounts connected to payments by the Company.

- Directors must at all times comply with our Code of Ethics. This obligation includes adherence to our policies with respect to conflicts of interest, confidentiality, protection of the Company's assets, ethical conduct in business dealings, and respect for and compliance with applicable law. Any waiver of the requirements of the Code of Ethics with respect to any individual director or executive officer is reported to and subject to the approval of the Audit Committee or the full Board.

- The Audit, Compensation, and Nominating and Corporate Governance committees must consist entirely of independent directors.

- The annual cycle of agenda items for Board meetings is expected to evolve to reflect Board priorities and changing business and legal issues. The Board will have regularly scheduled presentations from our Finance, Sales and Marketing and Product Management departments, and our other major business segments and operations. The Board's annual agenda will include, among other items, our long-term strategic plan and budget matters.

- The Board will have direct access to all the Company employees.

- Directors and officers are encouraged to be stockholders of the Company through their participation in the Company's stock option plans. Directors and officers may not invest in derivatives of Company securities, e.g., puts and calls on Company securities (with limited exceptions) or enter into any "short sales" or "short positions" with respect to Company securities. A short position is one in which the person will profit if the market price of our securities either remains the same or decreases. The Company considers any such investment by a director or officer of the Company to be inappropriate and contrary to the interests of the Company and its stockholders.

Code of Ethics

The Board has also adopted a Code of Ethics that applies to all of our directors, officers, employees, and contractors. The Audit Committee is responsible for overseeing the administration of this Code of Ethics, which is posted on the company's web site at *http://www.intraware.com/library/corporate_governance/code_of_ethics_2-6-08.pdf*. The Code of Ethics addresses the following key areas:

- Maintaining business ethics (including observance of key financial controls);

- Avoiding conflicts of interest;

- Special obligations concerning financial reporting; and

- Compliance with laws, rules and regulations, including:

  - Insider trading rules;

  - The Foreign Corrupt Practices Act;

  - Record maintenance and destruction of documents; and

  - Protection of confidential information.

SECURITY OWNERSHIP OF CERTAIN (NON-EMPLOYEE) BENEFICIAL OWNERS

The table below contains information about beneficial ownership of the Company's common stock, Series A Preferred Stock, and Series B Preferred Stock as of June 19, 2008 (except as otherwise noted) by each person or entity who is known by us to own beneficially more than 5% of that class of stock. This table is based on information provided to us or filed with the SEC by these stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned. Applicable percentage ownership in the following table is based on 6,287,905 shares of our common stock outstanding as of June 19, 2008, and—on an as-converted basis—13,812 shares of our Series A Preferred Stock (which is convertible into the same number of shares of our common stock) and 1,000 shares of our Series B Preferred Stock (which is convertible into 1,000,000 shares of our common stock). The combined total of the outstanding common and preferred stock, on an as-converted basis, equals 7,301,717.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of outstanding common and preferred stock (on an as-converted basis)
Common	AWM Investment Company, Inc. c/o Special Situations Funds 527 Madison Avenue, Suite 2600 New York, NY 10022	928,275[1]	12.7%
Common	Passport Capital, LLC 30 Hotaling Place Suite 300 San Francisco, CA 94111	508,899[2]	7.0%
Common	Prescott Group Capital Management, LLC 1924 South Utica, Suite 1120 Tulsa, OK 74104-6529	765,078[3]	10.5%
Series B Preferred	Digital River, Inc. 9625 West 76th Street, Suite 150 Eden Prairie, MN 55344	1,000,000[4]	13.7%

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[1] The securities reported as beneficially owned by AWM Investment Company, Inc. ("AWM") also include securities beneficially owned by its affiliates Austin W. Marxe, David M. Greenhouse, Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. The information herein regarding AWM and its affiliates is based upon a Form 13G filed by such persons with the SEC on February 13, 2008, and a Form 4 filed by Messrs. Marxe and Greenhouse with the SEC on January 10, 2007.

[2] The securities reported as beneficially owned by Passport Capital, LLC include securities also beneficially owned by the following affiliates of Passport Capital, LLC: Passport Holdings, LLC; Passport Management, LLC; Passport Global Master Fund SPC Ltd for an on behalf of Portfolio A – Global Strategy; Passport Group Alternative Strategies PCC Limited Gold Iota Cell; and John Burbank, who is the sole managing member of Passport Capital, LLC. The information herein regarding Mr. Burbank, Passport Capital, LLC, Passport Holdings, LLC, Passport Management, LLC, Passport Global Master Fund SPC Ltd for and on behalf of Portfolio A – Global Strategy, and Passport Group Alternative Strategies PCC Limited Gold Iota Cell is based on a Schedule 13G filed by such persons with the SEC on February 14, 2008.

[3] The securities reported as beneficially owned by Prescott Group Capital Management, LLC include securities also owned by its following affiliates: Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., and Mr. Phil Frohlich. The information herein regarding their collective ownership is derived from a Schedule 13G filed by such persons with the SEC on November 20, 2007 and a Form 4 filed with the SEC on February 6, 2008.

[4] Digital River owns 100% of the Company's issued and outstanding Series B Preferred Stock. Digital River owns 1,000 shares of Series B Preferred Stock, which shares are convertible, in the aggregate, into 1,000,000 shares of our common stock.

OTHER EXECUTIVE COMPENSATION MATTERS

In addition to Mr. Jackson, the following persons were current named executive officers of the Company as of June 19, 2008:

Name	Age	Position
Wendy A. Nieto	43	Executive Vice President and Chief Financial Officer
Justin M. Benson	39	Senior Vice President, Business Development, Sales and Marketing

Wendy A. Nieto joined the Company in April of 2000 as Controller. She became Vice President of Finance in August 2001, Chief Financial Officer and Senior Vice President of Finance in April 2002, Chief Financial Officer and Executive Vice President of Technology and Operations in August 2003, and Executive Vice President and Chief Financial Officer in March 2005. Prior to joining the Company, she was Director of Finance at Chiron Corporation, a biotechnology company. A Certified Public Accountant, Mrs. Nieto was also employed by various accounting firms. Mrs. Nieto holds a B.S. from California State University, Hayward and an M.B.A. from St. Mary's University.

Justin M. Benson joined the Company in September of 1997. Prior to becoming Senior Vice President on April 4, 2007, Mr. Benson served as the Company's Vice President of Sales since March of 2005. Mr. Benson also has held various other positions at the Company, including Regional Vice President from March 2004 through May 2005, Regional Sales Director from March 2003 through February 2004, Area Director for the Eastern Region from April 2002 through February 2003, and in various sales and services capacities in earlier time periods. Before joining the Company, Mr. Benson worked within Client Relations for the Charles Schwab brokerage before moving to an online brokerage start up that was later acquired by Discover Card. Mr. Benson holds a BA in Politics and a Graduate Diploma in Economics from Monash University, Melbourne Australia.

Summary Compensation Table

The following table shows for the fiscal year ended February 29, 2008, the compensation of the Company's Chief Executive Officer and the two other most highly compensated officers for the most recent fiscal year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Peter H. Jackson Chairman, Chief Executive Officer, and President	2008	$300,200	$150,100	$150,593	—	—	—	—	$600,893
	2007	$300,200	—	—	$265,720	—	—	—	$565,920
Wendy A. Nieto Executive Vice President and Chief Financial Officer	2008	$225,000	$78,750	$96,478	—	—	—	—	$400,228
	2007	$216,667	—	—	$184,029	—	—	—	$400,696
Justin M. Benson[2] Senior Vice President, Business Development	2008	$266,177[3]	—	$49,761	—	—	—	—	$315,938
	2007	$232,671[4]	—	—	$90,898	—	—	—	$323,569

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[1] Amount disclosed under "Stock Awards" and "Option Awards" represent the dollar amounts recognized for financial statement reporting purposes pursuant to FAS 123R. See Note 7 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for a discussion of the relevant assumptions used in calculating the dollar amount pursuant to FAS 123R.

[2] Mr. Benson was promoted from VP, Sales and Marketing to SVP, Business Development on April 4, 2007.

[3] Includes sales commissions of $116,177.

[4] Includes sales commissions of $82,671.

Narrative Disclosure to Summary Compensation Table

The Company uses the following elements to compensate our named executive officers: cash compensation in the form of salaries and cash bonuses; and equity compensation in the form of stock options and restricted stock units. We believe that each of these elements is necessary to attract and retain named executive officers in a competitive market.

Bonus Incentives. Each executive is eligible for a cash bonus representing a percentage of his or her salary in order to motivate named executive officers to achieve certain performance objectives as determined by the Compensation Committee. Through the year ended February 29, 2008, however, Mr. Benson was subject to a sales commission plan and was not eligible for a cash bonus. The performance objectives determined by the Compensation Committee are directly tied to the financial performance of the Company and include certain attainment levels for revenues and operating profit/loss. All performance objectives were developed to be consistent with the Company's overall fiscal 2008 strategic plan. The target bonuses of eligible named executive officers ranged between amounts equal to 30 and 50 percent of their base salaries. The Compensation Committee also compared the size of each executive's bonus target to the bonuses of our other named executive officers for purposes of parity. We generally consider the revenue and earnings targets to be challenging but achievable and individual accomplishments do not factor into the payout calculation. The Company achieved most of the objectives on which the incentive bonuses depended and therefore paid bonuses under the general executive bonus program for fiscal 2008.

Exchange Program. Subsequent to the end of fiscal 2007, we offered to certain employees the opportunity to participate in an employee Stock Option/Restricted Stock Unit Exchange Program ("Exchange Program"). Under the Exchange Program, we offered employees the right to exchange "eligible stock options" for restricted stock units. "Eligible stock options" were all unexercised and unvested stock options with an exercise price per share of $5.00 or more. The offer was made to foster employee retention and better align the interest of employees and stockholders to maximize stockholder value. The number of restricted stock units that an employee received in exchange for the eligible stock options, as well as the vesting schedule of those restricted stock units, depended on the number and exercise price of the eligible stock options exchanged.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Company acknowledges that the Company could undergo a change of control, and that this possibility could result in the distraction or departure of named executive officers to the detriment of the Company and its stockholders. Accordingly, the Company has entered into change of control severance agreements with each of the current named executive officers. The Company believes that these agreements will help the named executive officers to remain focused on their assigned duties and will minimize the distractions that could result from the possibility or consummation of a change of control of the Company. The agreements provide that in the event that any of the current named executive officers are terminated without "cause" or deemed terminated through an "involuntary termination" within the period commencing on the Company's public announcement of a proposed change of control and continuing until the earlier of the twelve month period following the consummation of the change of control or the Company's public announcement that the proposed change of control will not occur, the Company will provide to the terminated named executive officer:

- a cash payment equal to a percentage of his or her annual salary, plus a pro rata portion of his or her annual target bonus, as described in more detail below for each named executive officer;

- a percentage of his or her health, dental and life insurance benefits, including benefits paid to any dependents (collectively "benefits"), through the earlier of a specified time from the date of his or her termination, or the date he or she first becomes covered by another employer's group health, dental or life insurance plans providing comparable benefits and coverage; and

- accelerated vesting of his or her equity awards.

For changes in control that meet the above criteria, the named executive officers would receive the following under their respective agreements:

- Mr. Jackson would receive 100% of his annual salary and bonus target, along with up to twelve months' benefits;

- Ms. Nieto would receive 50% of her annual salary and bonus target, and up to six months' benefits; and

- Mr. Benson would receive 50% of his annual salary and bonus target, and up to six months' benefits, plus up to 50% of his annualized commissions, based on the commissions he earns during the six months immediately preceding the termination.

Pursuant to the change of control arrangements, assuming that a change of control transaction occurred on February 29, 2008, the estimated aggregate value of the amounts that each of the relevant named executive officers would be entitled to receive are as follows:

Name	Salary and Bonus ($)	Value of Continuation of Benefits ($)	Value of Accelerated Equity Awards[1]	Total ($)
Peter H. Jackson	$450,300	$13,513	$109,582	$573,395
Wendy A. Nieto	$151,875	$4,210	$83,270	$239,355
Justin M. Benson	$155,546	$6,706	$14,953	$177,205

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[1]   Based on a common stock price of $4.70, the closing market price of the Company's stock on February 29, 2008, less the applicable exercise price for each option for which vesting was accelerated.

Equity Awards Outstanding at February 29, 2008

The following provides information as of February 29, 2008 regarding unexercised stock options or restricted stock units held by each of the Company's named executive officers.

	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested
Peter Jackson	5,000	—	$ 10.00	9/23/2008[1]	16,285	$ 76,540
Chairman,	11,732	—	$ 21.09	3/1/2011[1]	—	—
Chief Executive Officer,	18,267	—	$ 21.09	3/1/2011[1]	—	—
and President	30,000	—	$ 6.58	11/5/2011[2]	—	—
	60,000	—	$ 5.59	11/5/2011[2]	—	—
	8,333	—	$ 7.70	8/6/2012[1]	—	—
	11,666	—	$ 7.70	8/6/2012[1]	—	—
	2,310	—	$ 9.50	3/13/2013[3]	—	—
	72,689	—	$ 9.50	3/13/2013[3]	—	—
	7,812	—	$ 11.60	8/27/2013[1,4]	—	—
	14,583	—	$ 11.60	8/27/2013[1]	—	—
	83	—	$ 21.90	1/7/2014[3]	—	—
	74,916	—	$ 21.90	1/7/2014[3]	—	—
	1,222	—	$ 14.10	8/4/2014[1,5]	—	—
	32,112	—	$ 14.10	8/4/2014[1,6]	—	—
	32,291	5,208	$ 3.30	7/29/2010[7]	—	—
	7,499	—	$ 6.35	3/13/2016[1,8]	—	—
	—	11,113	$ 3.67	8/9/2011[7]	—	—
	24,999	13,888	$ 3.67	8/9/2011[7]	—	—
Wendy Nieto	2,500	—	$ 225.00	4/12/2010[3]	14,202	$ 66,749
Executive Vice President	187	—	$ 170.00	5/16/2010[3]	—	—
and Chief Financial	750	—	$ 55.00	8/11/2010[1]	—	—
Officer	4,000	—	$ 15.94	12/18/2010[1]	—	—
	7,000	—	$ 8.00	10/5/2011[1]	—	—
	15,000	—	$ 7.70	8/6/2012[1]	—	—
	20,075	—	$ 11.60	8/27/2013[3,9]	—	—
	2,320	—	$ 11.60	8/27/2013[3]	—	—
	1,807	—	$ 14.10	8/4/2014[1,10]	—	—
	14,860	—	$ 14.10	8/4/2014[1,11]	—	—
	1,042	2,604	$ 3.30	7/29/2010[7]	—	—
	15,104	—	$ 3.30	7/29/2010[7]	—	—
	7,499	—	$ 6.35	3/13/2016[1,12]	—	—
	—	5,556	$ 3.67	8/9/2016[7]	—	—
	12,500	6,944	$ 3.67	8/9/2016[7]	—	—
Justin Benson	340	—	$ 10.00	9/23/2008[1]	1,193	$ 5,607
Senior Vice President,	100	—	$ 238.75	7/12/2009[1]	—	—
Business Development	1,500	—	$ 180.00	4/17/2010[1]	—	—
	7	—	$ 170.00	5/16/2010[3]	—	—
	750	—	$ 55.00	8/11/2010[13]	—	—

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[1] Option vests as to 1/8 of the shares six months after the grant date, and as to remaining shares ratably over the next 42 months.

[2] Option vests as to 1/24 monthly after the grant date.

[3] Option vests as to 1/4 of the shares six months after the grant date, and as to remaining shares ratably over the next 18 months.

[4] 2,604 shares pursuant to the option were cancelled on 4/9/07 in exchange for 868 restricted stock units.

[5] 9,534 shares pursuant to the option were cancelled on 4/9/07 in exchange for 2,384 restricted stock units.

[6] 7,131 shares pursuant to the option were cancelled on 4/9/07 in exchange for 1,783 restricted stock units.

[7] Option vests as to 1/6 of the shares six months after the grant date, and as to remaining shares ratably over the next 30 months.

[8] 22,501 shares pursuant to the option were cancelled on 4/9/07 in exchange for 11,251 restricted stock units.

[9] 2,604 shares pursuant to the option were cancelled on 4/9/07 in exchange for 868 restricted stock units.

[10] 6,609 shares pursuant to the option were cancelled on 4/9/07 in exchange for 1,652 restricted stock units.

[11] 1,724 shares pursuant to the option were cancelled on 4/9/07 in exchange for 431 restricted stock units.

[12] 22,501 shares pursuant to the option were cancelled on 4/9/07 in exchange for 11,251restricted stock units

[13] Option vests as to 1/4 of the shares one year after the grant date, and as to remaining shares ratably over the next 36 months.

	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested
Justin Benson	2,000	—	$	15.94	12/18/2010[1]	—	—
	2,000	—	$	8.00	10/5/2011[7]	—	—
	558	5,002	$	3.67	8/9/2011[7]	—	—
	4,439	1	$	3.67	8/9/2011[1]	—	—
	3,167	—	$	7.70	8/6/2012[1]	—	—
	4,875	—	$	21.90	1/7/2014[1,14]	—	—
	3,188	—	$	21.90	1/7/2014[1,15]	—	—
	2,000	—	$	14.10	8/4/2014[1]	—	—
	4,011	2,499	$	4.20	5/4/2015[1]	—	—
	1,489	—	$	4.20	5/4/2015[1]	—	—
	—	2,000	$	4.20	5/4/2015[1]	—	—
	1,972	1,389	$	3.30	7/29/2010[7]	—	—
	6,638	—	$	3.30	7/29/2010[7]	—	—
	416	6,668	$	4.75	10/30/2016[1]	—	—
	2,916	—	$	4.75	10/30/2016[1]	—	—
	5,375	—	$	11.60	8/27/2013[1,16]	—	—
	2,000	—	$	14.10	8/4/2014[17,18]	—	—

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[14]   1,125 shares pursuant to the option were cancelled on 4/9/07 in exchange for 281 restricted stock units

[15]   812 shares pursuant to the option were cancelled on 4/9/07 in exchange for 203 restricted stock units.

[16]   625 shares pursuant to the option were cancelled on 4/9/07 in exchange for 208 restricted stock units.

[17]   Option vests as to 3/4 of the shares after 22 months, and as to remaining shares at 26 months.

[18]   2,000 shares pursuant to the option were cancelled on 4/9/07 in exchange for 500 restricted stock units.

Equity Awards Exercised or Vested

No equity awards were exercised by named executive officers.

SHARE OWNERSHIP OF MANAGEMENT AND DIRECTORS OF INTRAWARE

Security Ownership of Management and Directors

The table below contains information about beneficial ownership of the Company's common and preferred stock. As of June 19, 2008, no officers or directors own any shares of the Company's preferred stock. However, the figures below regarding the overall percentage of stock owned by the listed officers and directors include our Series A and Series B Preferred Stock on an as-converted basis. The table provides security ownership information as of June 19, 2008 for (i) each of the directors, (ii) the Chief Executive Officer and the two other most highly compensated executive officers as of February 29, 2008, and (iii) all of the directors and executive officers as a group. This table is based on information provided to us or filed with the SEC by our directors and executive officers. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned.

Name[1]	Aggregate No. of Shares Beneficially Owned[2,3]	Percent of Outstanding Common Stock	Percent of Outstanding Common and Preferred Stock (on as-converted basis)
Peter H. Jackson	525,086[4]	8.4%	7.2%
Wendy A. Nieto	115,599[5]	1.8%	1.6%
Justin M. Benson	58,709[6]	*	*
Alex Danzberger	—	—	—
Raymond L. Ocampo Jr.	16,673[7]	*	*
Brendan A. McLoughlin	8,979[8]	*	*
Peter F. Pervere	12,124[9]	*	*
Bradley M. Shuster	7,937[10]	*	*
All directors, officers, and named employees as a group (8 persons)	745,107[11]	12%	10%

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* Less than one percent of the outstanding shares of the class or classes of stock
[1] The address for each beneficial owner is c/o the Company, Inc., 25 Orinda Way, Orinda, CA 94563.
[2] "Aggregate No. of Shares Beneficially Owned" is the aggregate number of shares of our common stock beneficially owned by the named director or officer or by the group.
[3] The nature of all beneficial ownership is direct except as otherwise indicated in a footnote.
[4] Includes 93,643 shares of common stock held directly by Mr. Jackson and 430,409 shares of common stock issuable to Mr. Jackson upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008. Also includes 210 shares of common stock held as custodian and 7 shares of common stock held as guardian by Mr. Jackson for Drew Jackson, 180 shares of common stock held as custodian and 20 shares of common stock held as guardian by Mr. Jackson for Connor Jackson, 300 shares of common stock held as custodian and 7 shares of common stock held as guardian by Mr. Jackson for Lindsey Jackson, and 270 shares of common stock held as custodian and 40 shares of common stock held as guardian by Mr. Jackson for Brett Jackson.
[5] Includes 3,003 shares of common stock held by Mrs. Nieto and 112,596 shares of common stock issuable to Mrs. Nieto upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.
[6] Includes 3,772 shares of common stock held by Mr. Benson and 54,937 shares of common stock issuable to Mr. Benson upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.
[7] Includes 10,986 shares of common stock held by Mr. Ocampo and 5,687 shares of common stock issuable to Mr. Ocampo upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.
[8] Includes 2,542 shares of common stock held by Mr. McLoughlin and 6,437 shares of common stock issuable to Mr. McLoughlin upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.
[9] Includes 4,687 shares of common stock held by Mr. Pervere and 7,437 shares of common stock issuable to Mr. Pervere upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.
[10] Includes 3,000 shares of common stock held by Mr. Shuster and 4,937 shares of common stock issuable to Mr. Shuster upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.
[11] Includes an aggregate of 121,633 shares of common stock held directly and 1,034 shares of common stock held indirectly by our directors, and named executive officers as of June 19, 2008. Also includes an aggregate of 622,440 shares of common stock issuable to directors and officers upon either an exercise of stock options or release of restricted stock units within 60 days of June 19, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During our 2008 fiscal year we provided e-commerce solutions to our customers by using managed e-commerce services that were provided by a wholly-owned subsidiary of Digital River. Digital River owns approximately 14% of our outstanding capital stock (on an as-converted to common stock basis) and has designated a representative to serve on our Board of Directors. As a result of providing these solutions, we recognized an immaterial amount of revenue and related costs of revenue. All of these costs were paid to the Digital River subsidiary. We also have a strategic marketing agreement with Digital River. As a result of this alliance, we recognized an immaterial amount of revenue in our 2008 fiscal year.

Review, Approval or Ratification of Transactions with Related Persons

The Company's directors and executive officers are subject to the Company's Code of Ethics, and the Company's directors are guided in their duties by the Company's Corporate Governance Guidelines. The Code of Ethics demands that the Company's directors and executive officers avoid any relationship or situation where a conflict of interest might occur or appear to occur. The Company's directors and executive officers are expected to make or participate in business decisions and actions in the course of their employment with the Company based on the best interests of the Company as a whole, and not based on personal relationships or benefits, and employees are expected to apply sound judgment to avoid conflicts of interest that could negatively affect the Company or its business.

Executive officers are expected to disclose to the Company any situations that may involve conflicts of interests, including related party transactions, affecting them personally or affecting other employees or those with whom the Company does business. Waivers of interests involving executive officers require the approval of the Board or its Audit Committee.

Directors of the Company are deemed to have a special responsibility because they are prominent individuals with substantial other responsibilities. Directors are expected to disclose to their fellow directors and to the General Counsel any personal interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision in which there is a conflict between his or her personal interests and the interests of the Company.

The Code of Ethics advises our directors and executive officers to consult with the Vice President, General Counsel and Secretary of the Company, the Chief Financial Officer, and the Director of Human Resources with any questions, and to report any possible violations of the Code of Ethics.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 requires Company officers and directors, and persons who own more than ten percent (10%) of a registered class of our common stock to file certain reports with the SEC regarding ownership of, and transactions in, Company securities. Such officers, directors, and 10% stockholders are also required to furnish copies of all Section 16(a) forms that they file.

Based solely on the Company's review of public filings made by the officers, directors and 10% stockholders with the SEC, we believe that all required Section 16(a) filings by such persons were made on a timely basis in our fiscal year ended February 29, 2008, with the following exceptions: 1) on March 20, 2008, the Company filed a Form 5 in connection with a late Form 4 filing for Wendy Nieto in relation to the exchange of stock options for restricted stock units pursuant to the Exchange Program, 2) on March 21, 2008, the Company filed a Form 5 in connection with a late Form 4 filing for Peter Jackson in relation to the exchange of stock options for restricted stock units pursuant to the Exchange Program, and 3) on April 8, 2008, the Company filed a Form 5 reflecting a late Form 3 filing for Alex Danzberger, Jr.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings.

Role of the Audit Committee

The purpose of the Audit Committee is to:

- Oversee the Company's accounting and financial reporting processes and audits of the Company's financial statements;

- Assist the Board in oversight and monitoring of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications, independence and performance, and (iv) the Company's internal accounting and financial controls;

- Provide to the Board the results of its monitoring and related recommendations; and

- Provide to the Board any additional information and materials as necessary to make the Board aware of significant financial matters that require its attention.

In fulfilling its responsibilities, the committee did the following:

- Reviewed on a continuing basis the adequacy of the Company's system of internal controls;

- Reviewed and discussed with management and the Company's independent registered public accounting firm the annual audited financial statements prior to filing the Company's Annual Report on Form 10-K with the SEC, and recommended to the Board whether the financial statements should be included in the Annual Report;

- Reviewed and discussed with management and the Company's independent registered public accounting firm the quarterly unaudited financial statements of the Company prior to its quarterly earnings press release and to the filing of its Quarterly Reports on Form 10-Q with the SEC;

- Discussed with management and the Company's independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of the Company's audited financial statements, and certain significant financial reporting issues and judgments made in connection with the preparation of the Company's unaudited financial statements;

- Received from the Company's independent registered public accounting firm a formal written statement, consistent with Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees*," which describes all relationships between the independent registered public accounting firm and the Company that, in the independent registered public accounting firm's professional opinion, might reasonably be thought to bear on the independent registered public accounting firm's independence, and discussed with the independent registered public accounting firm these relationships and satisfied itself as to the independent registered public accounting firm's independence;

- Discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "*Communication with Audit Committees*" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the Company's financial statements;

- Reviewed disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

- Reviewed before release the unaudited quarterly operating results in the Company's quarterly earnings release;

- Oversaw and reviewed the disclosure controls and procedures designed and maintained by the Company's Disclosure Committee;

- Appointed and oversaw the work and compensation of the Company's independent registered public accounting firm; and

- Reviewed and provided guidance with respect to the external audit and the Company's relationship with its independent registered public accounting firm.

Membership and Independence

The committee has three members: its Chairman, Peter F. Pervere; Brendan A. McLoughlin; and Bradley M. Shuster. All committee members meet the following criteria:

- Each member is an independent director, as defined in (i) the rules of the SEC and (ii) NASDAQ Audit Committee requirements, including without limitation NASDAQ Marketplace Rules 4200 and 4350(d);

- Each member is able to read and understand fundamental financial statements, in accordance with NASDAQ Audit Committee requirements, including without limitation NASDAQ Marketplace Rule 4350(d); and

- Mr. Pervere is an audit committee financial expert, as defined in (i) the rules of the SEC and (ii) NASDAQ Audit Committee requirements, including without limitation NASDAQ Marketplace Rule 4350(d).

Meetings Held in Fiscal year 2008

The committee held five meetings during fiscal year 2008. At each meeting, the committee met in a separate executive session alone and/or with the Company's independent registered public accounting firm.

Role of Management and the Independent Registered Public Accounting Firm

Management is responsible for the consolidated financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion, based on its audits, as to the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States.

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth the fees paid or accrued for services provided by BDO Seidman, LLP, the Company's current independent registered public accounting firm, and PricewaterhouseCoopers, LLP, the Company's prior independent registered public accounting firm, for each of the last two fiscal years:

BDO Seidman, LLP

	For the Year Ended	
	February 29, 2008	February 28, 2007
Audit Fees[1]	$ 313,886	$ 270,574
Audit Related Fees[2]	12,520	—
Tax Fees[3]	—	36,000
All Other Fees	—	—
Total	$ 326,406	$ 306,574

[1] "Audit Fees" consisted of fees billed by BDO Seidman for the audit of annual financial statements, for review of financial statements included in our Forms 10-Q and 10-K, and other services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

[2] "Audit-Related Fees" consisted of fees billed by BDO Seidman for research, consultation and advice regarding accounting treatment for corporate and commercial transactions in accordance with applicable financial accounting and reporting standards.

[3] "Tax Fees" consisted of consulting services related to the calculation of the available net operating losses of the Company for Federal and California income tax purposes.

PricewaterhouseCoopers, LLP

	For the Year Ended	
	February 29, 2008	**February 28, 2007[1]**
Audit Fees[2]	$ —	$ 63,200
Audit Related Fees[3]	—	—
Tax Fees[4]	—	30,000
All Other Fees	—	—
Total	$ —	$ 93,200

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[1]   Pricewaterhouse Coopers, LLP provided services to the Company until September of 2006.

[2]   "Audit Fees" consisted of fees billed by Pricewaterhouse Coopers, LLP for the audit of annual financial statements, for review of financial statements included in our Forms 10-Q and 10-K, and other services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

[3]   "Audit-Related Fees" consisted of fees billed by Pricewaterhouse Coopers, LLP for research, consultation and advice regarding accounting treatment for corporate and commercial transactions in accordance with applicable financial accounting and reporting standards.

[4]   "Tax Fees" consisted of consulting services related to the calculation of the available net operating losses of the Company for Federal and California income tax purposes.

The charter for the Audit Committee of the Board provides that the committee is responsible for pre-approving audit and non-audit services provided to the Company by the Company's independent registered public accounting firm, or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible. All audit and audit-related fees above were approved by the Audit Committee. The charter is posted on the Company website: *http://www.intraware.com/library/corporategovernance/audit_comm_charter_7-9-03.pdf*.

Representatives of BDO Seidman, LLP will be present at the Annual Meeting. They will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Recommendation

In reliance on the reviews and discussions referred to above, the committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for our fiscal year ended February 29, 2008, for filing with the SEC.


AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Peter F. Pervere, Chairman
Brendan A. McLoughlin
Bradley M. Shuster


OTHER MATTERS

Cost of Proxy Solicitation

The Company has hired Computershare Investor Services LLC, and Command Financial Press to assist in the copying and distribution of proxy materials at an aggregate cost of approximately $16,000, which includes printing and mailing of the proxy materials and the Company's annual report to stockholders. The Company has also hired the Altman Group to assist in soliciting proxies at a cost of approximately $5,000 plus reasonable and approved out-of-pocket expenses. Company employees, officers and directors may also solicit proxies, without additional compensation other than reimbursement of their expenses. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the holders of our common stock.

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Upon written or oral request to the Company, by mail at Intraware, Inc., 25 Orinda Way, Orinda, California 94563 or by telephone at (925) 253-4500, the Company will promptly deliver a copy of the proxy statement to a stockholder if that stockholder shares an address with another stockholder to which a single copy of the proxy statement was delivered. A stockholder may notify the Company as described above if the stockholder wishes to receive a separate copy of the proxy statement in the future or, alternatively, if the stockholder wishes to receive a single copy of the materials instead of multiple copies.

Deadline for Submission of Proposals for 2009 Annual Meeting

If you wish to submit a proposal for possible inclusion in the Company's 2009 proxy materials, we must receive your notice, in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, by March 4, 2009, or, if the 2009 annual meeting is held more than 30 days earlier or later than the one-year anniversary of our Annual Meeting, your proposal must be received by us within a reasonable time before we begin to print and mail the proxy materials for our 2009 annual meeting. The proposal(s) should be mailed to the Company Secretary at our principal executive offices at 25 Orinda Way, Orinda, California 94563.

Under Company bylaws, stockholder proposals not included in our 2009 proxy materials and any nominations for director must be submitted to the Company Secretary, at the above address, not less than 90 days or more than 120 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders. Since this proxy statement is being mailed to you on or about July 2, 2008, stockholder proposals must be received by our Secretary at our principal executive offices between March 4, 2009 and April 3, 2009, in order to be raised at our 2009 annual meeting. However, if the date of the 2009 annual meeting is more than 30 days earlier or later than the one-year anniversary of the Annual Meeting, such proposals or nominations must be submitted by the later of (1) the 120th day before the 2009 annual meeting, or (2) the 10th day after the 2009 annual meeting date is first publicly announced.

Any such proposal or nomination you submit must contain:

- for each person you propose to nominate for election or reelection as a director,

    - all information about the person that would be required to be disclosed in solicitations of proxies for the election of that person as a director under Regulation 14A under the Securities Exchange Act of 1934, as amended; and

    - the person's written consent to serve as a director if elected; and

- as to any other business you propose to bring before the meeting,

- a brief description of the business;

- the reasons for conducting the business at the meeting; and

- any material interest that you, as the stockholder, and any beneficial owner on whose behalf the proposal is made, have in the business; and

- the following information about you, as the stockholder giving the notice, and any beneficial owner on whose behalf the nomination or proposal is made:

  - name and address, as they appear on our books;

  - the class and number of the shares that are owned beneficially and of record; and

  - whether you or the beneficial owner intend to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of our voting shares legally required to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of our voting shares to elect the nominee or nominees.

These requirements are contained in the Company bylaws, which are posted on the Company's website at *http://www.intraware.com/library/corporate_governance/amended_restated_bylaws_09-08-05.pdf*.

Special Assistance Needs

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from us by contacting Intraware, Inc., 25 Orinda Way, Orinda, California 94563, (925) 253-4500. To provide us sufficient time to arrange for reasonable assistance or accommodation, please submit all such requests by July 20, 2008.

List of Stockholders Entitled to Vote

A list of stockholders entitled to vote at the meeting will be available for inspection at the Company's offices at 25 Orinda Way, Orinda, California, during the ten days before the meeting.

Again, it is important that your shares be represented at the meeting, regardless of the number of shares you hold. We urge you to execute and return the accompanying proxy in the enclosed envelope at your earliest convenience.

FOR THE BOARD OF DIRECTORS



Peter H. Jackson,
Chief Executive Officer and Director

Dated: July 2, 2008

**Important Notice Regarding the Availability of Proxy Materials for
the Shareholder Meeting To Be Held on August 6, 2008:**

The proxy statement and annual report to security holders are available at:
www.intraware.com/investors/intraware_proxy.pdf and www.intraware.com/investors/intraware_10k.pdf.

INTRAWARE, INC.

2008 ANNUAL MEETING OF STOCKHOLDERS

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF INTRAWARE, INC. ("INTRAWARE")**

      The undersigned hereby appoints Peter H. Jackson and Wendy A. Nieto, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to vote all of the shares of Intraware's stock which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Intraware to be held at 10:00 a.m. on August 6, 2008 at the Garden Room of the Orinda Community Center, 26 Orinda Way, Orinda, California 94563, and at any and all adjournments or postponements thereof, with all of the powers the undersigned would possess if personally present, upon and in respect of the following proposals and in accordance with the following instructions. The proposals referred to herein are described in detail in the accompanying proxy statement. Information on how to obtain directions to be able to attend the meeting and vote in person is available by contacting: Jason Golz of FD Ashton Partners by telephone at (415) 293-4411 or by email at ir@intraware.com.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR EACH NOMINEE FOR DIRECTOR LISTED ON THE REVERSE SIDE, FOR THE PROPOSALS SPECIFIED ON THE REVERSE SIDE AND, AS THE PROXIES DEEM ADVISABLE, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR MAY OTHERWISE BE ALLOWED TO BE CONSIDERED AT THE MEETING. IF A SPECIFIC DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH NOMINEE FOR DIRECTOR LISTED ON THE REVERSE SIDE, AND FOR EACH PROPOSAL SPECIFIED ON THE REVERSE SIDE.

SEE REVERSE SIDE   CONTINUED AND TO BE SIGNED   SEE REVERSE SIDE
                               ON REVERSE SIDE

FOLD AND DETACH HERE

INTRAWARE, INC.

Please mark your vote in the following manner using dark ink only ☒

		FOR NOMINEE	WITHHELD FROM NOMINEE	
1.	Election of Class I Directors			
	a. Peter F. Pervere	☐	☐	
	b. Bradley M. Shuster	☐	☐	

		FOR	AGAINST	ABSTAIN
2.	Ratification of BDO Seidman LLP as independent registered public accounting firm	☐	☐	☐

Mark here for address change and note below ☐

New Address: _____

At their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment or continuation thereof.

Signature:_____   Date: _____

Signature:_____   Date: _____

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, whether as joint tenants, as community property or otherwise, both or all such persons should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If the signatory is a corporation, please give the full corporate name and have a duly authorized officer sign stating such officer's title. If the signatory is a partnership, please sign the partnership name by an authorized person.

FOLD AND DETACH HERE

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE
ENCLOSED ENVELOPE